Exhibit (l)

INITIAL SHARE PURCHASE AGREEMENT

This Agreement is made as of the 11th day of February, 2011 between DBX Advisors LLC (the “Purchaser”), a Delaware limited liability company, and DBX ETF Trust, a Delaware statutory trust (the “Trust”). A copy of the Certificate of Incorporation is on file with Secretary of the State of Delaware and notice is hereby given that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

WHEREAS, the Trust wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Trust, 800 common shares of beneficial interest (“Shares”) of each of the DBX MSCI Emerging Markets Currency-Hedged Equity Fund, DBX MSCI EAFE Currency-Hedged Equity Fund, DBX MSCI Brazil Currency-Hedged Equity Fund, DBX MSCI Canada Currency-Hedged Equity Fund and DBX MSCI Japan Currency-Hedged Equity Fund at $25 per Share for an aggregate purchase price of $100,000 in cash, all such Shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt by the Trust of said payment; and

WHEREAS, the Purchaser is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940, as amended;

NOW, THEREFORE, the parties hereto agree as follows:

1. Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Trust $100,000 in full payment for the Shares.

2. The Purchaser agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

DBX Advisors LLC

/s/ Hans Ephraimson
Name: Hans Ephraimson Title: Chief Executive Officer

/s/ Alex N. Depetris
Name: Alex N. Depetris Title: Vice President

DBX ETF Trust

/s/ Alex N. Depetris
Name: Alex N. Depetris Title: President and Chief Executive Officer